82-34672

SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Larry N. Gandal
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich

William C. Davis, III
Paul A. Bellegarde+
Kim Viti Fiorentino
Patrick M. Martyn
Elizabeth A. White
Sandy David Baron
Christine M. Sorge
Sean P. Sherman+
Michael L. Kabik
Gregory D. Grant+
Jeffrey W. Rubin
Stephen G. Janoski
Karl W. Means
Debra S. Friedman•
Simon M. N
Matthew M
Daniel H. F

Deborah L. Moran
Robert S. Tanner
Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz∘
Jason M. Kerben
Mark S. Guberman
Cara A. Frye•
Sarit Keinan
Christopher A. Taggi+
Mary Park McLean•
Heather L. Howard•

Of Counsel
Leonard R. Goldstein
Richard P. Meyer∘
Robert B. Ostrom•
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Jay Eisenberg

Maryland and D.C. except as noted:
+ Virginia also
• Maryland only
∘ D.C. only
† Retired

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

02049223

August 8, 2002

SUPPL

02 AUG 15

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

August 5, 2002	Director Shareholding – Keith Hamill
August 8, 2002	Block Listing Application for the following schemes: Savings Related Share Option Scheme Long Term Incentive Share Option Plan US Employee Stock Purchase Plan

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

dw 8/19


SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By:
Christopher C. Roberts

Enclosures
cc: Chloe Cox, Senior Company
Secretarial Assistant (w/o enc.)
T:081502
18031915.doc

ELECTROCOMPONENTS PLC ("The Company")

The Company has today been informed that on 5 August 2002 Mr Keith Hamill, Non Executive Director of the Company, bought 3,300 ordinary shares of 10p each at a price of 301p per share.

As a result Mr Hamill now holds 5,183 shares in the Company, which represents less than 0.01% of the issued share capital.

Carmelina Carfora
Group Company Secretary
05 August 2002

Electrocomponents plc

Block Listing Application

Application has been made to the Financial Services Authority and the London Stock Exchange Limited for a total of 1,250,000 Ordinary shares of 10p each ("shares") to be admitted to the Official List.

It is expected that the admission will be granted on 12 August 2002 and trading will commence on 13 August 2002.

These shares are being reserved under a block listing and will be issued as a result of the exercise of share options pursuant to the following scheme(s):

Scheme	Shares
Savings Related Share Option Scheme	500,000
Long Term Incentive Share Option Plan	500,000
US Employee Stock Purchase Plan	250,000

When issued, these shares will rank pari passu with the existing Ordinary shares.

Carmelina Carfora
Group Company Secretary

8 August 2002